UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2015

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2015

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Akira Takeda
Name:	Akira Takeda
Title:	Chief Manager, General Affairs
Corporate Administration Division

English Translation of Excerpts from Securities Report Filed in Japan

This document is an English translation of selected information included in the Securities Report filed by Mitsubishi UFJ Financial Group, Inc. (“MUFG”) with the Kanto Local Financial Bureau, the Ministry of Finance of Japan, on June 25, 2015.

The Securities Report has been prepared and filed in Japan in accordance with applicable Japanese disclosure requirements as well as generally accepted accounting principles in Japan (“J-GAAP”). There are significant differences between J-GAAP and US GAAP. Accordingly, the Securities Report may not contain all of the information that is important to you. For a more complete discussion of the background to information provided in the Securities Report disclosure, please see our annual report on Form 20-F for the fiscal year ended March 31, 2014 and the other reports filed with or submitted to the U.S. Securities and Exchange Commission by MUFG.

Business Segment Information

1. Summary of Reporting Segment

MUFG’s reporting segments are business units of MUFG for which separate financial information is available and which its Board of Directors regularly reviews to make decisions regarding allocation of management resources and evaluate performance.

MUFG engages in a wide range of sophisticated financial businesses through its group companies that include commercial banks, trust banks, securities companies, credit card companies and consumer finance companies. MUFG operates under an integrated business group system comprising five core business areas — Retail, Corporate, Global Business, Trust Assets and Global Markets — designed to enhance its operations as an integrated group. Managing its group companies under this system, MUFG provides value-added financial products and services to customers in a timely manner.

MUFG’s group companies are managed using a matrix framework consisting of several business segments identified based on the integrated business group system as well as through individual group companies. To assist appropriate assessment of MUFG’s future cash flow forecasts, MUFG has identified as its reporting segments the following core entities (on a consolidated basis), each operating in a different industry and regulatory environment:

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU) — Banking

Mitsubishi UFJ Trust and Banking Corporation (MUTB) — Banking and trust banking

Mitsubishi UFJ Securities Holdings Co., Ltd. (MUSHD) — Securities

Consumer Finance Subsidiaries (CFS) — Credit card and consumer finance (*)

(*) Consumer finance subsidiaries include Mitsubishi UFJ NICOS Co., Ltd. and ACOM CO., LTD.

(Changes in Accounting Standards Regarding Business Combinations)

The “Revised Accounting Standard for Business Combinations” (ASBJ Statement No. 21 issued on September 13, 2013) and other standards became applicable in the financial reporting period ended March 31, 2015, in accordance with the transitional treatment set forth in Article 58-2 (3) of the Business Combinations Accounting Standard, Article 44-5 (3) of the Consolidation Accounting Standard and Article 57-4 (3) of the Business Divestitures Accounting Standard. As a result, as compared to the previously applied accounting treatment, for the BTMU segment, net income increased 12,926 million yen, amortization of goodwill decreased 12,926 million yen and unamortized goodwill decreased 179,433 million yen; for the MUTB segment, net income increased 40 million yen, amortization of goodwill decreased 40 million yen and unamortized goodwill decreased 742 million yen; for the MUSHD segment, net income decreased 401 million yen, amortization of goodwill decreased 573 million yen and unamortized goodwill decreased 10,873 million yen; and for the CFS segment, net income increased 242 million yen, amortization of goodwill decreased 242 million yen and unamortized goodwill decreased 2,522 million yen.

2. Information on Ordinary Income (Losses), Net Income (Losses), Total Assets and Other Financial Items for Each Reporting Segment

Previous Year Financial Reporting Period (from April 1, 2013 to March 31, 2014)

(in millions of yen)

	BTMU	MUTB	MUSHD	CFS	Others	Total	Adjustments	Consolidated
Ordinary Income	3,599,428	644,572	529,311	469,857	346,768	5,589,937	(413,835)	5,176,102
Interest Income	1,962,002	207,776	27,484	198,238	319,616	2,715,118	(344,469)	2,370,649
Profits from Investment in Affiliates (Equity Method)	14,169	4,242	24,506	147	—	43,067	69,402	112,470
Income from Amortization of Negative Goodwill	—	—	—	—	—	—	1,591	1,591
From Customers	3,483,233	626,826	527,712	455,792	82,537	5,176,102	—	5,176,102
From Internal Transactions	116,195	17,746	1,599	14,064	264,230	413,835	(413,835)	—
Net Income	754,323	145,872	97,781	35,704	306,453	1,340,135	(355,289)	984,845
Total Assets	201,614,685	31,423,015	30,412,908	4,114,232	12,351,964	279,916,806	(21,784,859)	258,131,946
Other Items
Depreciation	181,469	34,750	13,668	20,471	1,493	251,853	3,783	255,637
Amortization of Goodwill	18,374	597	1,140	2,328	—	22,442	14,388	36,830
Interest Expenses	397,230	56,799	35,566	26,102	29,087	544,787	(52,665)	492,122
Extraordinary Profits	16,995	651	105	5,410	—	23,162	(11,781)	11,381
Extraordinary Losses	37,760	11,315	3,226	492	17	52,813	110,357	163,170
Losses on Impairment of Fixed Assets	3,758	10,583	2,359	24	—	16,726	110,198	126,924
Tax Expenses	380,101	58,970	12,386	2,353	(15,100)	438,712	1,275	439,988
Unamortized Goodwill	451,668	18,551	29,429	10,865	—	510,514	42,140	552,655
Total Investment in Equity Method Affiliates	260,166	109,083	263,785	4,529	823,689	1,461,255	678,763	2,140,019
Increase in Tangible and Intangible Fixed Assets	282,463	30,272	23,473	35,352	3,233	374,795	—	374,795

Notes:

1.	Ordinary income, interest income and interest expenses used in the above table are equivalent to revenues, interest income and interest expenses, respectively, generally used by Japanese non-financial companies.
2.	“Others” includes MUFG and other companies.
3.	Net income for “Others” includes 255,288 million yen of dividends from MUFG’s subsidiaries and affiliates.
4.	Adjustments on interest income include deduction of dividend income from affiliated companies received by MUFG.
5.	Adjustments on net income include elimination of inter-segment transactions of 423,960 million yen and 68,670 million yen of net profit representing the amounts that are not allocated among segments consisting of profits (losses) from investment in affiliates (equity method), amortization of goodwill and negative goodwill, tax expenses and minority interests.
6.	Adjustments on total assets mainly include offsets of inter-segment debt and credit transactions.
7.	Adjustments on amortization of goodwill are mainly related to CFS and MUSHD.
8.	Adjustments on extraordinary profits and losses include elimination of inter-segment transactions and loss on impairment of goodwill related to CFS.
9.	Adjustments on unamortized goodwill are mainly attributable to MUSHD.
10.	Net income is adjusted from the net income in the consolidated profit and loss statements for the financial reporting period ended March 31, 2014.

Most Recently Ended Financial Reporting Period (from April 1, 2014 to March 31, 2015)

(in millions of yen)

	BTMU	MUTB	MUSHD	CFS	Others	Total	Adjustments	Consolidated
Ordinary Income	4,028,944	650,326	516,057	487,767	684,305	6,367,401	(728,999)	5,638,402
Interest Income	2,384,928	225,642	31,616	194,829	647,412	3,484,430	(678,191)	2,806,238
Profits from Investment in Affiliates (Equity Method)	24,691	11,583	15,197	303	—	51,777	107,859	159,637
From Customers	3,951,105	631,418	479,252	469,642	106,983	5,638,402	—	5,638,402
From Internal Transactions	77,839	18,907	36,804	18,125	577,321	728,999	(728,999)	—
Net Income	731,622	159,773	50,995	27,511	626,295	1,596,198	(562,439)	1,033,759
Total Assets	219,313,264	38,309,785	29,992,593	4,163,265	12,095,009	303,873,917	(17,724,149)	286,149,768
Other Items
Depreciation	224,836	31,263	15,080	23,713	1,788	296,683	3,480	300,163
Amortization of Goodwill	16,920	1,049	959	984	—	19,913	(2,125)	17,787
Interest Expenses	512,186	62,976	44,006	23,032	28,352	670,554	(45,811)	624,743
Extraordinary Profits	4,091	9,848	4	716	0	14,661	(6)	14,655
Extraordinary Losses	72,391	8,995	2,624	597	133	84,743	28,156	112,899
Losses on Impairment of Fixed Assets	4,249	5,466	1,771	—	—	11,487	—	11,487
Tax Expenses	347,236	69,840	37,748	3,819	(1,325)	457,319	10,467	467,786
Unamortized Goodwill	293,225	18,859	17,024	7,443	—	336,553	(27,433)	309,119
Total Investment in Equity Method Affiliates	282,391	124,580	250,221	4,828	823,689	1,485,710	936,025	2,421,736
Increase in Tangible and Intangible Fixed Assets	287,385	40,946	25,219	33,547	5,546	392,645	—	392,645

Notes:

1.	Ordinary income, interest income and interest expenses used in the above table are equivalent to revenues, interest income and interest expenses, respectively, generally used by Japanese non-financial companies.
2.	“Others” includes MUFG and other companies.
3.	Net income for “Others” includes 579,270 million yen of dividends from MUFG’s subsidiaries and affiliates.
4.	Adjustments on interest income include deduction of dividend income from affiliated companies received by MUFG.
5.	Adjustments on net income include elimination of inter-segment transactions of 667,722 million yen and 105,283 million yen of net profit representing the amounts that are not allocated among segments consisting of profits (losses) from investment in affiliates (equity method), amortization of goodwill, tax expenses and minority interests.
6.	Adjustments on total assets mainly include offsets of inter-segment debt and credit transactions.
7.	Adjustments on extraordinary losses include losses on change in equity.
8.	Net income is adjusted from the net income in the consolidated profit and loss statements for the financial reporting period ended March 31, 2015.

Related Information

Previous Year Financial Reporting Period (from April 1, 2013 to March 31, 2014)

1. Information by Type of Service

Omitted because it is similar to the above-explained reporting segment information.

2. Geographical Information

(1) Ordinary Income (in millions of yen)

Japan	United States	Europe/ Middle East	Asia/ Oceania	Others	Total
3,521,599	764,237	315,058	518,790	56,416	5,176,102

Notes:

1. Ordinary income is equivalent to revenues generally used by Japanese non-financial companies.

2. Ordinary income is categorized by either country or region based on the location of MUFG’s operating offices.

(2) Tangible Fixed Assets (in millions of yen)

Japan	United States	Others	Total
1,099,014	347,992	93,024	1,540,031

3. Information by Major Customer

Not Applicable.

Most Recently Ended Financial Reporting Period (from April 1, 2014 to March 31, 2015)

1. Information by Type of Service

Omitted because it is similar to the above-explained reporting segment information.

2. Geographical Information

(1) Ordinary Income (in millions of yen)

Japan	United States	Europe/ Middle East	Asia/ Oceania	Others	Total
3,362,131	917,888	321,528	972,713	64,140	5,638,402

Notes:

1. Ordinary income is equivalent to revenues generally used by Japanese non-financial companies.

2. Ordinary income is categorized by either country or region based on the location of MUFG’s operating offices.

(2) Tangible Fixed Assets (in millions of yen)

Japan	United States	Others	Total
1,108,978	137,316	106,432	1,352,727

3. Information by Major Customer

Not Applicable.